STW Resources Holding, Corp.
619 W. Texas Ave., Ste 126
Midland, TX 79701
November 7, 2013
Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          STW Resources Holding Corp.
Item 4.01 Form 8-K (the "Report")
Filed November 4, 2013
File No. 0-52654

Dear Ms. Thompson,

This letter is provided in response to your letter dated November 6, 2013 regarding the above-referenced filings of STW Resources Holding Corp. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Item 4.01 Form 8-K, Filed November 4, 2013

1.  Please revise your disclosure to indicate whether during your two most recent fiscal years and any subsequent interim period prior to Marcum LLP’s (Marcum) engagement, you or someone on your behalf consulted with Marcum regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Marcum, in either case where written or oral advice provided by Marcum would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors, KMJ Corbin & Company LLP or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively).  Refer to Item 304(a)(2) of Regulation S-K.

RESPONSE:

We revised the 8-K pursuant to your comment and filed Amendment No. 1 to the Report on this same date to disclose same.
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We also hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
STW Resources Holding Corp.

/s/ Stanley Weiner
Stanley Weiner
Chief Executive Officer